PANGAEA LOGISTICS SOLUTIONS LTD.
109 Long Wharf
Newport, RI 02840

January 28, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Re:	Pangaea Logistics Solutions Ltd.
Registration Statement on Form S-3 (File No. 333-284307)
Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement, filed with the United States Securities and Exchange Commission on Form S-3 on January 16, 2025 and as amended on January 22, 2025, be accelerated so that it will be made effective at 4:30 p.m. Eastern Standard Time on January 30, 2025, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Edward S. Horton at (212) 574-1265 of Seward & Kissel LLP, counsel to the undersigned registrant.
Yours truly,

PANGAEA LOGISTICS SOLUTIONS LTD.

By:	/s/ Mark L. Filanowski
Name: Mark L. Filanowski
Title: Chief Executive Officer